
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 15, 2011

<u>Via E-mail</u>
Mr. Alexandros Mylonas
Chief Financial Officer
Freeseas Inc.
89 Akti Miaouli & 4 Mavrokordatou Street
Piraeus, Greece 18538

      Re: Freeseas Inc.
               Form 20-F for the year ended December 31, 2010
               Filed May 19, 2011
               File No. 000-51672

Dear Mr. Mylonas:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Annual Report on Form 20-F for the year ended December 31, 2010</u>

<u>Operating and Financial Review and Prospects, page 31</u>

1. We note the presentation of Adjusted EBITDA on page 37. Please revise future filings to identify why management believes the non-GAAP measure is useful to investors and include the purposes for which management uses the non-GAAP measure if applicable. Please note that including the non-GAAP measure because it is an alternative measure of your performance is not an adequate reason and your revised disclosure should include a substantive reason that is unique to you as to why the measure is useful to your investors. Refer to instruction C(e) of Form 20-F and Regulation S-K, Item 10(e)(1)(i)(C) and (D).

Financial Statements, page F-1
Notes to Consolidated Financial Statements, page F-8

General

2. Please revise the notes to the financial statements in future filings to include the fair value measurement disclosures required by ASC 820-10-50-5 for all assets and liabilities measured at fair value on a non-recurring basis, such as the vessels that were impaired during 2010.

Note 1. Basis of Presentation and General Information, page F-8
(p) Accounting for Special Survey and Dry-Docking Costs, page F-11

3. We note your disclosure that you follow the deferral method of accounting for special survey and drydocking costs whereby actual costs incurred are deferred and amortized over a period of five and two and a half years, respectively. Please revise your disclosure in future filings in the notes to the financial statements and in the Critical Accounting Estimates section of MD&A to provide a detailed description of the types of special survey and drydocking costs included in deferred charges and an affirmative statement that the types of costs deferred are consistent in all periods presented. If the types of costs deferred are not consistent, provide a discussion of any changes in types of costs deferred.

9. Derivatives at Fair Value, page F-19

4. We note from pages 23 and 45 that you have arrangements where the amounts to be paid will change depending on the EUR/USD exchange rate. Please tell us how you account for these arrangements in your financial statements, including whether the arrangements qualify for treatment as derivative instruments under ASC 815. We may have further comment upon receipt of your response.

10. Long-Term Debt, page F-20

5. Your disclosure on page F-22 indicates that a loan covenant was waived until April 2011. In this regard, it is unclear whether you violated a covenant at December 31, 2010. Please tell us and revise future filings to explain when this waiver occurred and to explain the nature of any debt covenant violations that existed at December 31, 2010. Refer to the disclosure requirements outlined in Rule 4-08(c) of Regulation S-X. Also, if debt covenant violations caused events of default, please explain the basis for classifying the related debt obligation in your financial statements as long-term debt. Refer to ASC 470-10-45-1.

Note 11. Commitments and Contingencies, page F-23

6.   We note your disclosure that in 2010 you agreed to settle the claim related to the Free Jupiter vessel in exchange for a full and definite settlement with the salvage company involved in the incident and a cash payment of $530 to the company. As a result, you wrote-off $986 which is included in "provision and write-offs of insurance claims and bad debts" in the statement of operations. In light of the fact that there was $9,240 of insurance claims receivable recorded on the balance sheet as of December 31, 2009, please explain to us why this amount was believed to be recoverable as of December 31, 2009 and tell us how you accounted for the write-off of this amount in the settlement of the receivable.

Form 6-K filed June 10, 2011

7.   We note that the exercise price of the Class Z warrants was reduced from $25.00 per share to $1.80 per share. Please tell us what effect this modification had on your financial statements as of June 30, 2011, including any additional compensation expense recognized as a result of the change. Refer to ASC 718-20-35-3 and include in your response the amount of additional compensation expense recognized and how such amount was calculated. To the extent no additional compensation expense was recognized, please explain why.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief